                                                                    EXHIBIT 20.1

              TAVA TECHNOLOGIES, INC. ANNOUNCES RESULTS FOR THE QUARTER
                               ENDING DECEMBER 31, 1997



February 17, 1998, Englewood, CO -- TAVA Technologies, Inc., (NASDAQ: TPRO) a leading provider of automation and information technology solutions to industry, announced results for its second fiscal quarter ending December 31, 1997.

Revenues for the second quarter were $10,484,000 representing an increase of $2,347,000 or 29% compared to $8,137,000 recorded in the quarter ending December 31, 1996. Gross profit was $3,677,000 (35.1% of revenue) an increase of 45% compared to $2,539,000 (31.2% of revenue) recorded in the quarter ending December 31, 1996. For the second quarter ending December 31, 1997 the Company recorded earnings before taxes, interest, depreciation and amortization of $20,000 and a net loss of $581,000 ($0.03 per share).

For the six months ending December 31, 1997, revenues were $21,803,000 representing an increase of 35% from the $16,104,000 recorded for the six months ending December 31, 1996. The Company recorded earnings before taxes, interest, depreciation, and amortization of $62,000 and a net loss of $1,156,000 for the six months ending December 31, 1997 ($0.07 per share).

John Jenkins, TAVA Technologies CEO, stated, "Revenue for the quarter was essentially flat with the quarter ending September 30, 1997 after allowing for change in material resale content. Revenue and gross profit in the quarter were effected by seasonal holiday schedules that reduced billable hours by more than 15%, and the continued dedication of significant resources to the Plant Y2K One-TM- product extension and database development. Considering this impact, we are pleased we were able to increase our gross profit margin to greater than 35%. During the quarter the database count increased by approximately 7,000 items since September 30, 1997 to a current level of over 10,500 items."

Jenkins added, "The quarter included $1,736,000 of year 2000 related revenue, including $1,497,000 from services and $236,000 from product sales. All Y2K engagements were pilot stage or extended inventory assessments. Gross margins realized on Y2K activity in the quarter were reduced by significant training, general resource mobilization expense and inefficiencies inherent in conducting rapid deployment for single pilots across a large number of clients. The Company fully expects to see margins improve as these costs are leveraged."

Doug Kelsall, CFO noted "Our revenue and gross profit margins fluctuate from quarter to quarter, depending on the mix of services, product licenses and material and subcontract resale. During the December quarter, material and subcontract resale declined by $647,000 from the quarter ending

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September 30, 1997."  Kelsall added, "Interest expense was down slightly from the September quarter due to the full impact of the debt conversion of $2,685,000 in the September quarter."

Kelsall also noted, "We are pleased with the significantly improved balance sheet. Our working capital was $8,130,000 at December 31, 1997, with over $3,000,000 in cash. Working capital has increased $7,963,000 since June 30, 1997." Kelsall added, "TAVA has recently been approved for a $4 million senior debt facility and $600,000 in lease financing. Documentation is in the final stage of completion. Proceeds will be used to refinance existing senior debt, upgrade internal computer equipment and to support working capital requirements associated with year 2000 business growth. Refinancing our senior debt will also allow us to further consolidate our administrative functions. Our current cash on hand and debt financing will provide the financing necessary to support our Y2K growth."

Jenkins stated, "The Company's base business continues to be solid. Year 2000 activity continues to increase with new clients added, existing clients moving from pilots to full inventory and assessment, and some now moving to remediation programs. We have expanded our technical staff by 43 in the last 60 days, and currently have 85 engineers engaged in Y2K activity."

Jenkins added, "Investor interest remains high with the Company planning presentations at the Hanifen-Imhoff Investor Conference on February 18th and the Cruttenden Roth Conference in early March."

Kelsall concluded, "Our shareholders approved the name change from Topro, Inc. to TAVA Technologies, Inc. at the shareholders meeting on January 29, 1998. Our common stock and common stock warrants currently trade on NASDAQ Small-Cap under the trading symbols TPRO and TPROW respectively. On February 18, 1998 our trading symbols will be changed to TAVA and TAVAW."

EARNINGS RECAP: (IN 000'S EXCEPT FOR PER SHARE DATA)

                               Three Months         Three Months           Six Months         Six Months
                                  Ending               Ending               Ending               Ending
                               Dec. 31, 1997        Dec. 31, 1996         Dec. 31, 1997       Dec. 31, 1996
                              --------------       ---------------       ---------------      -------------
Revenue                            10,484               8,137                   21,803              16,104
Cost of Sales                       6,807               5,598                   14,595              10,680
-----------------------------------------------------------------------------------------------------------
                                    3,677               2,539                    7,208               5,424
Gross Margins                        35.1%               31.2%                    33.1%               33.7%
SG&A                                3,923               2,346                    7,609               4,892
Amort of Goodwill and Cap Sftwr       258                  87                      533                 174
-----------------------------------------------------------------------------------------------------------
                                    4,181               2,433                    8,142               5,066
Other Income (Expenses)               (77)               (190)                    (222)               (362)
-----------------------------------------------------------------------------------------------------------
Net Income (Loss)                    (581)                (84)                  (1,156)                 (4)



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

Average shares outstanding     17,110,148            7,796,321              16,070,391           7,221,023
Net Income (Loss) per share         (0.03)               (0.01)                  (0.07)              (0.00)


     BALANCE SHEET INFO:
     Assets
     ------

     Cash                                 3,057
     Other Current Assets                16,494
     Total Current Assets                19,551
     Other Assets                        14,314
     -------------------------------------------

     Total Assets                        33,865

     Liabilities and Equity
     ----------------------
     Total Current Liabilities           11,421
     Long Term Liabilities                2,531
     Total Liabilities                   13,952
     Shareholder Equity                  19,914
     -------------------------------------------
     Total Liabilities and
     Shareholders Equity                 33,865



Statements made in this Press Release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, and failure capitalize upon access to new clientele. Specific risks and uncertainties which may affect forward-looking statements about the Company's Plant Y2K One-TM- business and prospects and projected orders include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of TAVA and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, to which reference should be made.


Contacts:
TAVA Technologies, Inc.                           Pacific Consulting Group, Inc.
John Jenkins                                      Scott Liolios
(303) 771-9794                                    (714) 574-3860